Exhibit (a)(15)

August 29, 2011

Dear Icagen Stockholder:

As you are aware, Pfizer, Inc. is offering to pay you $6 net per share in cash for each share of Icagen common stock that you own. In order to satisfy the minimum condition of Pfizer’s offer, which must be achieved for you to receive your cash payment from the tender offer, it is essential that you tender your shares regardless of the number of shares you own. The tender offer is scheduled to expire at 12:00 midnight at the end of August 31, 2011, New York City time, unless extended.

On Friday, August 26, 2011, Pfizer delivered a letter to your Board of Directors restating that $6.00 was their best and final price. The tender offer is conditioned upon, among other things, at least a majority of Icagen’s outstanding shares on a fully-diluted basis being tendered. The letter we received from Pfizer stated that the $6.00 offer price would not be raised, even if we fail to reach this condition.

IF THE MINIMUM CONDITION OF AT LEAST A MAJORITY OF ICAGEN’S OUTSTANDING SHARES ON A FULLY DILUTED BASIS IS NOT REACHED, THERE IS NO ASSURANCE THAT PFIZER WILL EVER ENGAGE IN A FUTURE TRANSACTION TO ACQUIRE YOUR SHARES.

Your Board of Directors unanimously recommends that stockholders accept the Pfizer offer and tender their shares in the offer. The $6 offer represents a premium of 150% to the $2.40 closing price of Icagen stock on June 24th, the day before we announced we had entered into negotiations regarding a possible strategic transaction.

If you have any questions regarding the Pfizer offer or need help in tendering your shares, please call either Morrow & Co., LLC at (800) 276-3011, or MacKenzie Partners, Inc. at (800) 322-2885.

On behalf of the directors and management of Icagen, thank you for the support you have given Icagen over the years.

Sincerely,

P. Kay Wagoner, Ph.D.

President and Chief Executive Officer

*** If you have already tendered your Icagen shares, thank you for your support.***